SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June 2006

ECI TELECOM LTD.
(Translation of Registrant’s Name into English)

30 Hasivim Street • Petah Tikva 49133 • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes ☐                  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

The following documents, which are attached hereto, relating to the Registrant and to the acquisition by the Registrant of Laurel Networks, Inc. are incorporated herein:

99.1	Unaudited Combined Pro Forma Financial Information of ECI Telecom Ltd. for the year ended December 31, 2005.
99.2	Audited Consolidated Financial Statements of Laurel Networks, Inc. for the each of the years ended July 31, 2003 and 2004.
99.3	Unaudited Consolidated Financial Statements of Laurel Networks, Inc. for each of the nine months ended April 30, 2004 and 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECI TELECOM LTD. (Registrant)

By:	/s/ Martin Ossad
Name: Martin Ossad
Title: Corporate Vice President and General Counsel

Dated: June 6, 2006